February 27, 2015

Via EDGAR

Mara L. Ransom

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ModusLink Global Solutions, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed February 10, 2015
File No. 333-197264

Dear Ms. Ransom,

This letter sets forth the response (this “Response Letter”) of ModusLink Global Solutions, Inc. (the “Company”) to the comment letter, dated February 20, 2015, of the staff of the Division of Corporation Finance (the “Staff”) to the Company’s Registration Statement on Form S-3 (the “Registration Statement”). In order to ease your review, we have repeated your comment in its entirety in the original numbered sequence. This Response Letter is being filed with Amendment No. 2 to the Registration Statement (“Amended Registration Statement”).

Selling Stockholder, page 20

1. Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by Steel Partners Holdings, L.P.

Response: In response to the Staff’s comment, the Company has revised footnote 1 to the table on page 20 of the Amended Registration Statement to disclose what natural persons may, collectively, have investment authority or voting control over the Company common stock owned by Steel Partners Holdings, L.P.

Plan of Distribution, page 20

2. Please revise your disclosure to state that the selling stockholder may be deemed to be an underwriter, as defined in Section 2(a)(11) of the Securities Act of 1933, as amended.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 20 of the Amended Registration Statement to state that the selling stockholder may be deemed to be an underwriter, as defined in Section 2(a)(11) of the Securities Act of 1933, as amended.

Thank you for your prompt attention to the Company’s response to the Staff’s comments. Should you have any questions or comments with respect to this filing, please call me at (781) 663-5000, Benjamin C. Burkhart at (212) 309-6959, or Christina E. Melendi at (212) 309-6949.

Sincerely,

/s/ John J. Boucher
John J. Boucher

cc:	Benjamin C. Burkhart (Morgan, Lewis & Bockius LLP)
Christina E. Melendi (Morgan, Lewis & Bockius LLP)